Exhibit 23.1

The accompanying financial statements give effect to a proposed amendment to the articles of incorporation to authorize a total of 1,000,000,000 shares of common stock par value $.001 per share, a total of 100,000,000 shares of preferred stock, and a 15 to 1 stock split of the outstanding common stock of Patriot National Inc. (the “Company”), which will take place prior to the effective date of the registration statement. Additionally, in connection with the proposed public offering, the compensation committee approved the grant of options to purchase 1,018,826 shares of common stock and the grant of 600,678 shares of restricted stock. The following report is in the form which will be furnished by BDO USA, LLP an independent registered public accounting firm, upon completion of the amendment of the articles of incorporation, the 15 to 1 stock split, and the granting of options and restricted stock as described in the last three paragraphs of Note 12 to the financial statements and assuming that from November 21, 2014 to the date of such completion no other material events have occurred that would affect the accompanying financial statements and disclosure therein.

/s/ BDO USA, LLP

Miami, Florida

January 6, 2015

Consent of Independent Registered Public Accounting Firm

Patriot National, Inc.

Fort Lauderdale, FL

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated November 21, 2014 (except for the last three paragraphs of Note 12, as to which the date is January     , 2015) relating to the combined financial statements and schedule of Patriot National, Inc., which is contained in that Prospectus.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

Miami, Florida

January     , 2015